Form 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP
OF SECURITIES

Filed pursuant to Section 16(a) of the
Securities Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(h)
of the Investment Company Act of 1940
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(Print or Type Responses)

1.	Name and Address of Reporting Person*

Bay Harbour Management, L.C.

(Last) (First) (Middle)

885 Third Avenue, 34th Floor

(Street)

New York NY 10022

(City) (State) (Zip)

2.	Date of Event Requiring Statement (Month/Day/Year)

8/20/02

3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

59-348243

4.	Issuer Name and Ticker or Trading Symbol

Motient Corporation (MNCP)

5.	Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☒ 10% Owner ☐ Officer (give title below) ☐ Other (specify below)

6.	If Amendment, Date of Original (Month/Day/Year)

7.	Individual or Joint/Group Filing (Check Applicable Line) ☐ Form filed by One Reporting Person ☒ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)

Common Stock $.01 Par Value

2.	Amount of Securities Beneficially Owned (Instr. 4)

2,665,178

3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

I

4.	Nature of Indirect Beneficial Ownership (Instr. 5)

(1)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)

2.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable	Expiration Date

3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)

	Title	Amount or Number of Shares

4.	Conversion or Exercise Price of Derivative Security

5.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)

6.	Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1)    The 2,665,178 shares listed in Table I are beneficially owned by investment funds for which Bay Harbour Management, L.C., which is controlled by the three other reporting persons, serves as investment advisor.

Signatures on Attached Page	8/20/02
**Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Additional Reporting Persons	I.R.S. Identification No.
Bay Harbour Management L.C. 885 Third Avenue 34th Floor New York, New York 10022	59-2924229

Steven A. Van Dyke 885 Third Avenue 34th Floor New York, New York 10022	N/A

John D. Stout 885 Third Avenue 34th Floor New York, New York 10022	N/A

Douglas P. Teitelbaum 885 Third Avenue 34th Floor New York, New York 10022	N/A

Signatures of Reporting Persons

BAY HARBOUR MANAGEMENT, L.C.

By: /S/ STEVEN A. VAN DYKE
Dated: August 20, 2002	Name: Steven A. Van Dyke
Title: President

Dated: August 20, 2002	/S/ STEVEN A. VAN DYKE
Steven A. Van Dyke

Dated: August 20, 2002	/S/ DOUGLAS P. TEITELBAUM
Douglas P. Teitelbaum

Dated: August 20, 2002	/S/ JOHN D. STOUT
John D. Stout

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